SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

September 19, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Susann Reilly
   Mail Stop 3561

Re:	Adrenalina (the “Company”)
Amendment No. 3 to Form S-1, filed August 25, 2008
File No.: 333-148836
Exchange Act reports
File No.: 0-52675

Dear Ms. Reilly:

By letter dated September 8, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1. The risk factor added in response to prior comment two refers to internal controls over financial in the heading and disclosure controls and procedures in the text of the risk factor Please revise the heading arid text to refer’ to both internal reporting and disclosure controls and procedures.

The Company has made revisions in accordance with the Staff’s comment. See page 5 of the Registration Statement.

2. We note the response to comment six, Please also remove the 566,667 shares from the far right column as they are owned by one of the investors who is selling shareholder .

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

3. Where you list recent issuances of securities, please also disclose the issuance of 148,254 shares in payments of liquidated damages and disclose the per share price of such shares.

The Company has made revisions in accordance with the Staff’s comment. See pages 20 and II-3 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

4. Please add the supplemental response to prior comment seven to this section. Further, please disclose the impact. if any, of the other two issuances in June and August 2008. on the exercise price of the warrants.

The Company has made revisions in accordance with the Staff’s comment. See page 21 of the Registration Statement.

5. We repeat prior comment eight. The disclosure on pages one and. 20 refers to principal, not interest.

The Company has made revisions in accordance with the Staff’s comment. See pages 1 and 20 of the Registration Statement.

Business, page 25

6. We reissue comments number 10 of our letter dated July 2, 2008 and number 26 of our letter dated February 22, 2008 We note the response to prior comment 10 in which you indicate any government regulation disclosure is generic and not useful to a prospective investor, Please tell us; if this government regulation disclosure is material to an investment decision. If material, please revise your disclosure.

The Company advises the Staff that there is no government regulation that is applicable specifically to the Company’s business. Therefore, such regulation is not material to an investment decision. Nevertheless was added same disclosure on page 31

Corporate History, page 5

7. Please name the four largest shareholders who received the pharmaceutical net assets of Basic Services and whose shares were cancelled. For each shareholder, please indicate any shares, if any, held after the share cancellations.

The Company has added disclosure respecting the two largest shareholders in accordance with the Staff’s comment. The other two were small shareholders holding less than 5% each of whose share holdings have since been further reduced. As a result, the Company does not believe that it is required to make the requested disclosures as to those two shareholders.

8. Please include in the disclosure 13 this section the information you have provided supplementally in response to comment number 13 of our letter dated August 15, 2008.

The Company has made revisions in accordance with the Staff’s comment. See page 26 of the Registration Statement.

Certain Relationships and Related Transactions, page 39

9. We cannot locate the promoter disclosure requested by prior comment 14 Please provide the information which Item 434(c) of Regulation S-K requires, or advise supplementally why this is not necessary.

The Company has made revisions in accordance with the Staff’s comment. See page 39 of the Registration Statement.

Securities and Exchange Commission
Attention: Susan Reilly, Esq.

Unaudited Financial Statements for the period ended June 30, 2008
Unaudited Notes to the Consolidated Financial Statements
Note 4 - Long term Debt , F-39

10. We have review your response to our pror comment 16 noting your basis for recording a beneficial conversion feature. Your justification for utlilizing a “marketablilty discount” appears to be inconsistent with the convertible note agreement filed as exhibit 10.3 in this Form 8-K filed on December 4, 2007 as there does not appear to be a requirement to settle the conversion of the notes in registered shares. In addition, your reference to Rule 144 relates to the resale of common stock which does not have an impact on actual shares that can or should be issued as a result of the settlement of the conversion of the notes. It was also noted in your response that your reference to paragraph A8 of SFAS No. 123 ® as justification for ont utilizing the stated market price of the common stock on December 3, 2007 does not appear to be applicable as your common stock clearly has observable market prices regardless of the trading volume. Based on the above factors, it would appear that the beneficial conversion feature should be determined as the difference between the effective conversion price (computed by dividing the relative fair value allocated to the convertible debt by the number of shares the debt is convertible into (with no restrictions) and the stated market price of the common stock multipled by the number of shares into which the debt may be converted. Please clarify or advise.

The Company has made revisions throughout the Registration Statement in accordance with the Staff’s comment.

Other Exchange Act Reports

11. Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

The Company intends to make corresponding revisions to its Exchange Act reports as soon as it clears the comments on the Registration Statement.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/Louis A. Brilleman